Biolase Technology, Inc.
4 Cromwell
Irvine, CA 92618
Telephone: (888) 424-6527
Facsimile: (949) 366-3325
June 11, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Dear Ms. Fisher:
     On November 29, 2005, Biolase Technology, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-129995) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting such withdrawal because it had filed a subsequent Registration Statement on Form S-3 on March 19, 2007 (File No. 333-141417) under the Securities Act that registered a portion of the shares covered by the Registration Statement. With respect to the unregistered portion, the Company is no longer obligated to register those shares. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).
     Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Biolase Technology, Inc., 4 Cromwell, Irvine, California 92618, facsimile number (949) 366-3325, with a copy to the Company’s counsel, Latham & Watkins LLP, 650 Town Center Drive, 20th Floor, Costa Mesa, California, 92626, Attn: William Cernius, facsimile number (714) 755-8290.
     Please do not hesitate to contact me directly if you have any questions regarding this matter.

Very truly yours, Biolase Technology, Inc.
By:	/s/ Jake St. Philip
	Name:	Jake St. Philip
	Title:	Chief Executive Officer